Filed by TradeUP Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Commission File No. 001-40608

Subject Company: TradeUP Acquisition Corp.

Estrella Biopharma Announces FDA Clearance of IND Application for Phase I/II Clinical Trial (Starlight-1) of EB103, a CD19-Targeted ARTEMIS® T Cell Therapy, to Patients with B-Cell Lymphomas

Initiation of Phase I/II Clinical Trial (Starlight-1) Expected to Occur in Second Half of 2023

Emeryville, CA and New York, NY, March 8, 2023 (GLOBE NEWSWIRE) – Estrella Biopharma, Inc. (“Estrella”), a biopharmaceutical company whose mission is to harness the evolutionary power of the human immune system to transform the lives of patients fighting cancer with safe, effective therapies, and TradeUP Acquisition Corp. (“TradeUP”) (NASDAQ: UTPD), a special purpose acquisition company formed for the purpose of effecting a merger, acquisition or similar business combination, today announced that the U.S. Food and Drug Administration (“FDA”) has cleared Estrella’s Investigational New Drug (“IND”) application for Estrella’s lead product candidate, EB103, a T-cell therapy targeting CD19, a protein expressed on the surface of almost all B-cell leukemias and lymphomas, paving the way for Estrella to initiate a Phase I/II clinical trial of EB103 to treat relapsed or refractory (R/R) B-cell non-Hodgkin lymphoma (NHL) patients, including clearance to treat patients with some of the highest unmet medical needs, including those with human immunodeficiency virus (HIV)-associated lymphoma, and primary and secondary central nervous system (CNS) lymphoma.

“We are thrilled to have received FDA clearance for our IND application for EB103, which will allow us to evaluate its safety and efficacy in a broader range of patients, including those who are typically excluded from other clinical trials, often due to cytokine release syndrome (CRS) and neurotoxicity,” said Dr. Cheng Liu, President and Chief Executive Officer of Estrella. “Our goal is to develop a safe and effective therapy that can help address the unmet medical needs of patients with R/R B-cell malignancies, including those who are currently underserved by existing therapies. We hope to enroll our first patient in the second half of 2023.”

The Starlight-1 Phase I/II clinical trial is designed to assess the safety, tolerability, recommended Phase II dose (RP2D), and preliminary anti-cancer activity of EB103 for the treatment of R/R B-cell NHL patients. The study is expected to enroll patients initially at UC Davis Health.

About EB103

EB103, a T-cell therapy, also referred to as Estrella’s “CD19-Redirected ARTEMIS® T-Cell Therapy,” utilizes Eureka Therapeutics, Inc.’s (“Eureka’s”) ARTEMIS® technology pursuant to Estrella’s license agreement with Eureka to target CD19. Unlike a traditional CAR-T cell, the unique design of an ARTEMIS® T-Cell, like EB103 T-cells, allows it to be activated and regulated upon engagement with cancer targets that use a cellular mechanism more closely resembling the one from an endogenous T-cell receptor. Once infused, EB103 T-cells seek out CD19-positive cancer cells, bind to these cells, and destroy them.

Filed by TradeUP Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Commission File No. 001-40608

Subject Company: TradeUP Acquisition Corp.

About Estrella Biopharma, Inc.

Estrella is a preclinical-stage biopharmaceutical company developing CD19 and CD22-targeted ARTEMIS® T-cell therapies with the capacity to address treatment challenges for patients with blood cancers and solid tumors. Estrella’s mission is to harness the evolutionary power of the human immune system to transform the lives of patients fighting cancer. To accomplish this mission, Estrella’s lead product candidate, EB103, utilizes Eureka’s ARTEMIS® technology to target CD19, a protein expressed on the surface of almost all B-cell leukemias and lymphomas. Estrella is also developing EB104, which also utilizes Eureka’s ARTEMIS® technology to target not only CD19, but also CD22, a protein that, like CD19, is expressed on the surface of most B-cell malignancies. Estrella is also collaborating with Imugene Limited and its product candidate, CF33-CD19t an oncolytic virus (“CF33-CD19t”), to research the use of EB103 in conjunction with CF33-CD19t to treat solid tumors using a “mark and kill” strategy.

About TradeUP

TradeUP Acquisition Corp. is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. TradeUP was incorporated under the laws of the State of Delaware on January 6, 2021.

Important Information and Where to Find It

TradeUP has filed with the SEC a registration statement on Form S-4 (File No.: 333-267918) (the “Form S-4”) containing a preliminary proxy statement and a preliminary prospectus of TradeUP containing information about the proposed business combination and the respective businesses of TradeUP and Estrella, initially filed on October 18, 2022 and as amended from time to time, and after the Form S-4 is declared effective, TradeUP will mail a definitive proxy statement/prospectus relating to the proposed business combination to its stockholders and Estrella’s shareholders. This press release does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. TradeUP’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed business combination, as these materials will contain important information about Estrella, TradeUP and the proposed business combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to stockholders of TradeUP as of a record date to be established for voting on the proposed business combination. Such stockholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to TradeUP Acquisition Corp., 437 Madison Avenue, 27th Floor, New York, New York 10022, and its telephone number is (732) 910-9692, Attention: Jianwei Li, Co-Chief Executive Officer.

Filed by TradeUP Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Commission File No. 001-40608

Subject Company: TradeUP Acquisition Corp.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and section 21E of the U.S. Securities Exchange Act of 1934 (“Exchange Act”) that are based on beliefs and assumptions and on information currently available to TradeUP and Estrella. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including projections of market opportunity and market share, the capability of Estrella’s business plans including its plans to expand, the sources and uses of cash from the proposed transaction, the anticipated enterprise value of the combined company following the consummation of the proposed transaction, any benefits of Estrella’s partnerships, strategies or plans as they relate to the proposed transaction, anticipated benefits of the proposed transaction and expectations related to the terms and timing of the proposed transaction are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Although each of TradeUP and Estrella believes that it has a reasonable basis for each forward-looking statement contained in this communication, each of TradeUP and Estrella caution you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there are risks and uncertainties described in the proxy statement/prospectus on Form S-4 relating to the proposed transaction and other documents filed by TradeUP or Estrella from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Neither TradeUP nor Estrella can assure you that the forward-looking statements in this communication will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including, among others, the ability to complete the business combination due to the failure to obtain approval from TradeUP’s stockholders or satisfy other closing conditions in the business combination agreement, the occurrence of any event that could give rise to the termination of the business combination agreement, the ability to recognize the anticipated benefits of the business combination, the amount of redemption requests made by TradeUP’s public stockholders, costs related to the transaction, the impact of the global COVID-19 pandemic, the risk that the transaction disrupts current plans and operations as a result of the announcement and consummation of the transaction, the outcome of any potential litigation, government or regulatory proceedings and other risks and uncertainties, including those to be included under the heading “Risk Factors” in the Form S-4, as amended from time to time, the final prospectus for TradeUP’s initial public offering filed with the SEC on June 19, 2021, its Annual Report on Form 10-K and in its subsequent quarterly reports on Form 10-Q and other filings with the SEC. There may be additional risks that neither TradeUP or Estrella presently know or that TradeUP and Estrella currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by TradeUP, Estrella, their respective directors, officers or employees or any other person that TradeUP and Estrella will achieve their objectives and plans in any specified time frame, or at all. The forward-looking statements in this press release represent the views of TradeUP and Estrella as of the date of this communication. Subsequent events and developments may cause those views to change. However, while TradeUP and Estrella may update these forward-looking statements in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of TradeUP or Estrella as of any date subsequent to the date of this communication.

No Offer or Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and does not constitute an offer to sell or a solicitation of an offer to buy any securities of TradeUP or Estrella, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Participants in the Solicitation

TradeUP and Estrella and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of TradeUP’s stockholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of TradeUP’s stockholders in connection with the proposed business combination is set forth in in the proxy statement/prospectus on Form S-4 filed with the SEC.

Corporate Contact:

Investor Relations

Estrella Biopharma, Inc.

IR@estrellabio.com